Exhibit 99.1

Date: February 27, 2015	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To:	All Canadian Securities Regulatory Authorities
Toronto Stock Exchange
New York Stock Exchange

Subject: ENERPLUS CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 27, 2015
Record Date for Voting (if applicable) :	March 27, 2015
Beneficial Ownership Determination Date :	March 27, 2015
Meeting Date :	May 08, 2015
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	292766102	CA2927661025

Sincerely, Computershare Agent for ENERPLUS CORPORATION